UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2007

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated June 6, 2006

99.2	News Release dated June 8, 2006

99.3	News Release dated June 29, 2006

99.4	News Release dated July 6, 2006

99.5	News Release dated July 10, 2006

99.6	News Release dated July 18, 2006

99.7	News Release dated August 1, 2006

99.8	News Release dated September 18, 2006

99.9	Audited Financial Statements for the Fiscal Year Ended May 31, 2006

99.10	Annual MD&A for the Fiscal Year Ended May 31, 2006

99.11	Form 52-109F1 - Certification of Annual Filings - CEO

99.12	Form 52-109F1 - Certification of Annual Filings - CFO

99.13	Notice for the 2006 AGM

99.14	Information Circular for the 2006 AGM

99.15	Form of Proxy for the 2006 AGM

99.16	Amended Annual MD&A for the Fiscal Year Ended May 31, 2006

99.17	Form 52-109F1 - Certification of Annual Filings - CEO (for Amended MD&A)

99.18	Form 52-109F1 - Certification of Annual Filings - CFO (for Amended MD&A)

99.19	News Release dated October 3, 2006

99.20	News Release dated October 16, 2006

99.21	Interim Financial Statements for the Period Ended August 31, 2006

99.22	Interim MD&A for the Period Ended August 31, 2006

99.23	Form 52-109F2 - Certification of Interim Filings - CEO

99.24	Form 52-109F2 - Certification of Interim Filings - CFO

99.25	News Release dated November 2, 2006

99.26	News Release dated January 24, 2007

99.27	Interim Financial Statements for the Period Ended November 30, 2006

99.28	Interim MD&A for the Period Ended November 30, 2006

99.29	Form 52-109F2 - Certification of Interim Filings - CEO

99.30	Form 52-109F2 - Certification of Interim Filings - CFO

99.31	News Release dated February 20, 2007

99.32	News Release dated February 20, 2007

99.33	News Release dated March 19, 2007

99.34	News Release dated April 4, 2007

99.35	News Release dated April 11, 2007

99.36	News Release dated April 19, 2007

99.37	News Release dated April 24, 2007

99.38	Interim Financial Statements for the Period Ended February 28, 2007

99.39	Interim MD&A for the Period Ended February 28, 2007

99.40	Form 52-109F2 - Certification of Interim Filings - CEO

99.41	Form 52-109F2 - Certification of Interim Filings - CFO

99.42	News Release dated May 3, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: August 8, 2007	By:	/s/ John Robertson
John Robertson
	Title:	President